CONFIDENTIAL TREATMENT OF CERTAIN DESIGNATED PORTIONS OF THIS LETTER HAS BEEN REQUESTED BY MORGAN STANLEY. SUCH CONFIDENTIAL PORTIONS HAVE BEEN OMITTED, AS INDICATED BY [*] IN THE TEXT, AND SUBMITTED TO THE COMMISSION.

September 21, 2009

By U.S. Mail & Facsimile to 202-772-9209

Mr. Robert Telewicz

Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Form 10-K for Fiscal Year Ended November 30, 2008 filed January 29, 2009

Form 10-Q for Quarterly Period Ended March 31, 2009 filed May 7, 2009

File No. 001-11758

Dear Mr. Telewicz:

Morgan Stanley (the “Company”) is pleased to respond to your letter of August 6, 2009, concerning its Annual Report on Form 10-K (“Form 10-K”) for the fiscal year ended November 30, 2008 and its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 (“First Quarter Form 10-Q”). For your convenience, we have restated your comments below.

Form 10-K for the fiscal year ended November 30, 2008

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

Comment:

1.	We note your response to our prior comment five. In future filings, please discuss your overall strategies employed in your credit derivatives portfolio as you have described them to us.

Response:

The Company included a discussion of its overall strategies with respect to its credit derivatives portfolio and the Company’s gross credit derivatives positions by type of counterparty in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009 (the “Second Quarter Form 10-Q”). On page 134 of the Second Quarter Form 10-Q, the Company provided the following information:

The Company trades in a variety of derivatives and may either purchase or write protection on a single name or portfolio of referenced entities. The Company is an active market maker in the credit derivatives markets. As a market maker, the Company works to earn a bid-offer spread on client flow business and manage any residual credit or correlation risk on a portfolio basis. The Company also trades and takes credit risk in credit default swap form on a proprietary basis. Further, the Company uses credit derivatives to manage its exposure to residential and commercial mortgage loans and corporate lending exposures during the periods presented.

In future filings, the Company will continue to discuss its overall strategies with its credit derivative portfolio as well as any changes in those strategies during the periods presented.

Financial Statements

Notes to Consolidated Financial Statements

3. Fair Value Disclosures

Fair Value Measurements

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

Derivative and Other Contracts

OTC Derivative Contracts, page 128

Comment:

2.	We note your response to our prior comment fourteen. In future filings, please enhance your disclosure to indicate the fair value of credit derivatives classified within each level of the fair value hierarchy.

Response:

The fair value of over-the-counter (“OTC”) derivative contracts, including credit default swaps, in the fair value hierarchy tables in Note 3 to the consolidated financial statements of the Company’s Form 10-K is presented on a net-by-counterparty basis. For contracts with the same counterparty, counterparty netting amongst various derivative contracts (regardless of type, e.g. credit, non-credit) classified within the same level is included in that level. As indicated in our response to Comment 1 above, the Company has enhanced its overall disclosures related to credit derivatives on page 134 of its Second Quarter Form 10-Q to include a discussion of its overall strategies with respect to its credit derivatives portfolio and the Company’s gross credit derivative positions by type of counterparty. In future filings, as illustrated below, the Company will enhance the tabular presentation of the Company’s credit derivative portfolio to indicate the fair value hierarchy level of gross receivable and gross payable credit derivative market values.

	At June 30, 2009
	Market Values		Notionals
	Receivable	Payable	Beneficiary	Guarantor
	(dollars in millions)
Banks and securities firms	$207,479	$198,976	$2,501,165	$2,439,268
Insurance and other financial institutions	35,808	28,607	348,901	334,233
Monoline insurers	6,386	6	24,369	10
Non-financial entities	534	314	2,752	4,130

Total	$250,207	$227,903	$2,877,187	$2,777,641

(1)	The market values shown in the table above are presented before the application of any counterparty or cash collateral netting. The Company’s credit default swaps are classified in both Level 2 and Level 3 of the fair value hierarchy. Approximately 15% of receivable market values and 9% of payable market values represent Level 3 balances.

8. Borrowings

Long-Term Borrowings

Maturities and Terms, page 147

Comment:

3.	We note your response to our prior comment fifteen. In future filings, within your footnote to the referenced table, please disclose the increase or decrease to the carrying value by year.

Response:

In future annual filings, the Company will include the increase or decrease to the carrying value associated with fair value hedges by year.

9. Commitments, Guarantees, and Contingencies

Contingencies, page 156

Comment:

4.	We note your response to our prior comment seventeen. On page 28, you have disclosed you have reached an agreement in principle to settle In re Initial Public Offering Securities Litigation. To the extent the settlement amount can be reasonably estimated, please tell us how you have determined it was not necessary to disclose if you have recorded an accrual for this pending settlement and to disclose the amount. Please refer to paragraph 9 of SFAS No. 5.

Response:

The Company accrues for litigation related loss contingencies in accordance with SFAS No. 5, Accounting for Contingencies (“SFAS No. 5”). With reference to the In re Initial Public Offering Securities Litigation, the Company has disclosed the nature of the contingency in its Annual Reports on Form 10-K since 2003. Additionally, since 2003 the Company has discussed the composition of the changes in the accrual in the aggregate, and the effects on operations within the Company’s Management’s Discussion and Analysis (“MD&A”). On April 2, 2009, the parties to In re Initial Public Offering Securities Litigation filed a stipulation and agreement of settlement and a motion for preliminary approval of settlement in the U.S. District Court for the Southern District of New York (the “SDNY”). This event was disclosed on page 129 of the First Quarter Form 10-Q. Additionally, on June 9, 2009, the SDNY granted preliminary approval of settlement to the parties. This was disclosed on page 139 of the Second Quarter Form 10-Q. The Company has accrued the settlement amount of approximately [*] million, which is subject to court approval. Upon final court approval, the Company will disclose that it has reached a settlement agreement. The Company did not disclose the settlement amount as it believes that the omission of this disclosure would not make the financial statements misleading given the amount of the settlement.

21. Quarterly Results (unaudited), page 187

Comment:

5.

We note your response to our prior comment twenty-two. Please provide us further detail of the errors corrected during the second quarter 2008 including a description of the circumstances that lead to the error and the periods that were affected. In addition, explain to us how you have applied the provisions of SAB 99 in determining that the errors were not quantitatively or qualitatively material.

Response:

[*]

[*]

For the above mentioned errors, the Company evaluated the nature of the errors, what gave rise to the errors, and the enhancement to controls that have been implemented. Based upon this assessment, the Company determined that the errors discussed above did not result in a material weakness to the Company. Furthermore, the Company determined that the enhancements that have been implemented did not materially affect, and/or were not reasonably likely to materially affect the Company’s internal controls over financial reporting.

In order to evaluate the materiality of these errors, the Company considered guidance in Accounting Principles Board Opinion No. 28, Interim Financial Reporting (“APB 28”), SEC Staff Accounting Bulletin Release Topic 1.M, Materiality (“SAB 99”), and SEC Staff Accounting Bulletin Release Topic 1.N, Considering the Effect of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”).

In accordance with this guidance, the Company performed a quantitative and qualitative analysis to determine whether the errors were material to any of the periods impacted.

Quantitative analysis:

Both errors related to derivative instruments, which are reflected in Financial instruments owned – at fair value – Derivative and other contracts on the Company’s consolidated statement of financial condition. For all periods impacted, the Company determined that the impact of recording the non-cash adjustments related to these errors (either individually, or in aggregate), never exceeded [*] of this financial statement line item. Accordingly, the Company determined that the quantitative impact on the consolidated statement of financial condition was not material.

The quantitative materiality assessment on the statement of income was prepared for all periods impacted, quarterly and annually, using both the rollover and iron curtain approaches, as described in SAB 108, on an individual and aggregate basis. Specifically, the Company reviewed the impact on the line item in which the errors occurred, Principal Transactions – Trading, as well as Income (loss) from continuing operations before income taxes, and Net income (loss). See Appendix I and Appendix II for the tables showing the impact on these line items. Although the Company included the impact under the iron curtain approach in Appendix II, both errors were corrected in the period in which they were identified. Accordingly, the Company believes that the rollover method is the more appropriate method under which to evaluate the impact of the errors, and have discussed the impact under the rollover method in more detail below for all periods impacted.

In evaluating the materiality of the above errors, the Company first reviewed the impact on full year earnings. For fiscal years 2006 and 2007, the impact of the errors were clearly insignificant to Principal Transactions – Trading, as well as Income (loss) from continuing operations before income taxes, and Net income, as the impact never exceeded [*], either individually or in the aggregate, using the rollover approach. For fiscal year 2008, the aggregate impact of correcting the errors in that period on Net income was less than [*]. It should be noted that the Company’s results of operations in fiscal 2008 were significantly lower than historical levels. If the Company were to substitute the average Net income for the five-year period ended 2008 ($4,363 million), the impact of correcting the errors on average Net income did not exceed [*], either individually or in the aggregate.

In assessing the impact on the quarterly periods for materiality, the Company considered the guidance in APB 28, specifically paragraph 29.

In determining materiality for the purpose of reporting the correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.

On an individual basis and aggregate perspective, in performing the assessment on quarterly periods prior to the adjustment, the Company found that the percentage impact never exceeded [*].

For the quarter ended May 31, 2008, the quarter in which the errors were corrected, the aggregate impact of correcting the errors on Principal Transactions – Trading, Income (loss) from continuing operations before income taxes, and Net income (loss) was [*], [*] and [*], respectively. The impacts on Principal transactions – Trading, Income (loss) from continuing operations before income taxes, and Net income (loss) of correcting the London trader valuation was [*], [*] and [*], respectively. For the valuation adjustments, the impact in the quarter ended May 31, 2008 on Principal transactions – Trading, Income (loss) from continuing operations before income taxes, and Net income (loss) were [*], [*] and [*], respectively.

Although the impact of correcting the individual errors during the quarter ended May 31, 2008 was quantitatively significant to the quarter, based upon the metrics discussed above, the aggregate impact of correcting the errors to Net income was approximately [*]. Additionally, as discussed below, the amounts did not impact the earnings trends of the Company from period to period. Consistent with the guidance in APB 28, the Company determined that the impact on quarterly periods, when reviewed in the context of the impact on the annual periods, was not material to the consolidated financial statements.

The impact of the London Trader valuation error on Net income in the quarters in which the errors originated, the fourth quarter fiscal 2007 and the first quarter fiscal 2008, did not exceed [*], and were not considered material to those periods. The impact of the valuation adjustments error on Net income in the fiscal year in which it originated, fiscal 2006, did not exceed [*], and was not considered material to that period.

Qualitative Analysis:

In addition to reviewing the percentage impact on the line items discussed above, the Company also performed a qualitative assessment of the errors and considered the factors included in SAB 99:

•	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

Company Response: The misstatements both related to valuations of over-the-counter derivative instruments, which are not items capable of precise measurement.

•	Whether the misstatement masks a change in earnings or other trends

Company Response: The Company’s earnings declined precipitously in the quarter ended November 30, 2007, and earnings remained significantly decreased throughout the fiscal year ended November 30, 2008. Neither the misstatements nor the correction of those misstatements masked this trend.

•	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

Company Response: The errors were recorded in the financial statements in the period of detection. The errors were not motivated by a desire to meet analysts’ expectations. Additionally, the errors did not result in the Company meeting analyst expectations over the respective periods. Also, these errors and the impact of correcting these errors, were disclosed in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2008. Thus, investors were notified of this correction in advance of the filing of the Form 10-K.

•	Whether the misstatement changes a loss into income or vice versa

Company Response: The misstatement did not change a loss into income or vice versa for any period.

•	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

Company Response: The declines in earnings referred to above were associated with the Company’s Institutional Securities (“ISG”) segment, which plays a significant role in the Company’s operations and profitability. During the periods impacted, ISG’s earnings were declining as a result of the economic environment and market activities occurring at that time. The misstatements had no significant impact on this trend, or ISG’s impact on the consolidated entity’s performance.

•	Whether the misstatement affects the registrant’s compliance with regulatory requirements

Company Response: The misstatements did not impact compliance with any regulatory requirements. However, regulators were notified of the London-based trader error.

•	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

Company Response: The misstatements did not impact compliance with any loan covenant or other contractual requirements.

•	Whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

Company Response: The overall goals of the Company were not met in either 2007 or 2008, and incentive compensation was reduced to reflect the below-expectation results of the Company. Neither the errors nor their correction were significant enough to impact management compensation. Although the individual who perpetrated the London trader mismark may have acted to improve his personal results – this was not affected to impact the compensation of senior management of the Company, as the trader was not part of the Company’s senior management team.

•	Whether the misstatement involves concealment of an unlawful transaction.

Company Response: As discussed above, one of the errors (the London trader mismark) was intentional, but it was not entered into to conceal unlawful activities. Additionally, regulators were notified of this incident when it was identified.

The Company reviewed the qualitative and quantitative assessment discussed above in determining whether the errors were deemed material. As part of this assessment, the Company reviewed the nature of the errors, and what led to the identification of the errors. The percentages were not insignificant in the quarterly period in which the errors were corrected; however, the Company reviewed the impact in relation to the impact on annual periods, and the related trends. After reviewing the above information, the Company does not believe the errors, which were recorded in the period identified, were material to the consolidated financial statements.

Form 10-Q for the quarterly period ended March 31, 2009

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

Comment:

6.	We note from your disclosure in footnote 6 to your financial statements that you had borrowed a total of $24.7 billion and $16.2 billion as of March 31, 2009 and December 31, 2008, respectively, under the TLGP. Tell us what consideration you gave to discussing and quantifying the positive effect your participation in the TLGP program has had on your results of operations in terms of being able to issue debt at below market rates.

Response:

In addition to disclosing the amounts borrowed under the TLGP program in footnote 6 of the First Quarter Form 10-Q, the Company also included a detailed description of the terms of the TLGP program on page 107 in “Liquidity and Capital Resources - Funding Management Policies-Unsecured Financing” of the MD&A as follows:

Temporary Liquidity Guarantee Program. In October 2008, the Secretary of the U.S. Treasury invoked the systemic risk exception of the FDIC Improvement Act of 1991 and the FDIC announced the TLGP.

Based on the Final Rule adopted on November 21, 2008, the TLGP provides a guarantee, through the earlier of maturity or June 30, 2012, of certain senior unsecured debt issued by participating Eligible Entities (including the Company) between October 14, 2008 and June 30, 2009. Effective March 23, 2009, the FDIC adopted an Interim Rule that extends the expiration of the FDIC guarantee on debt issued by certain issuers (including the Company) on or after April 1, 2009 to December 31, 2012. The maximum amount of FDIC-guaranteed debt a participating Eligible Entity (including the Company) may have outstanding is 125% of the entity’s senior unsecured debt that was outstanding as of

September 30, 2008 that was scheduled to mature on or before June 30, 2009. The ability of certain eligible entities (including the Company) to issue guaranteed debt under this program is, under the Interim Rule described above, scheduled to expire on October 31, 2009. As of March 31, 2009 and December 31, 2008, the Company had $24.7 billion and $16.2 billion, respectively, of senior unsecured debt outstanding under the TLGP.

Similar to other firms in the industry the Company was engaged in active debt issuance through the FDIC promoted program in the fourth quarter of 2008 and first quarter of 2009. The Company believes it would not be meaningful to quantify the effect of issuing debt at below market rates through the TLGP program as such an analysis would only take into consideration the impact of interest rates related to debt issued during the period with a similar maturity profile. In practice, the absence of the TLGP program might have resulted in changes to the Company’s business strategy or business decisions which may or may not have resulted in an impact on the Company’s results of operations. Furthermore, while the TLGP program helped the Company maintain certain required levels of liquidity for periods of stressed market conditions, in the absence of the favorable terms under such program, the Company might not have accumulated the additional liquidity by issuing some or all of the debt that was outstanding as of March 31, 2009 and December 31, 2008. The Company believed that providing the amounts and detailed terms of the program was the most relevant and meaningful disclosure.

*    *    *    *    *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to contact me at 212-761-5656 or Paul C. Wirth, our Controller and Principal Accounting Officer at 212-761-6686, if you would like further clarification or additional information.

Sincerely,

/s/ Colm Kelleher
Colm Kelleher

Executive Vice President and Chief Financial Officer

cc:	Jennifer Monick, Securities & Exchange Commission

Gregory G. Weaver, Deloitte & Touche LLP

James V. Schnurr, Deloitte & Touche LLP

Appendix I

[*]

Appendix II

[*]